  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at April 6, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F.....X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: April 22, 2010

Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

TASEKO ANNOUNCES FIRST QUARTER PRODUCTION RESULTS

April 6, 2010, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports unaudited first quarter production results for its Gibraltar Mine.

For the first quarter of 2010, the Gibraltar Mine produced 23.2 million pounds of copper and 194 thousand pounds of molybdenum.

A quarter over quarter production comparison is below:

	Q4 2009	Q1 2010
Mill Throughput (millions, tons)	3.2	3.6
Copper Recoveries (%)	84.1	89.8
Copper Production (millions, lbs)	17.4	23.2

The improved first quarter production performance was primarily a result of continued optimization of recently upgraded concentrator components and circuits. Mill throughput has steadily increased and tons per operating day reached 45,000 tons in the quarter, even during the operationally challenging winter months, as material handling issues were effectively managed. Metal recoveries have significantly improved since the tower mill was integrated into the recovery circuit, increasing regrind capacity. Additionally, copper grade for the quarter was approximately 10% above life of mine average grade.

Russell Hallbauer, President and CEO of Taseko, commented, "These sustainable production improvements are reflecting the modern, efficient mining operation we have built. In approximately six months, major construction projects will be complete and the targeted annual production level of 115 million pounds of copper will soon follow. Simultaneous with our production ramp up, copper prices are at two-year highs putting Taseko in an excellent position to move forward with other growth initiatives."

For further information on Taseko, please see the Company's website www.tasekomines.com or contact:

Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address intended future agreements, future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.